July 24, 2019

Moshe Mizrahy
Chief Executive Officer
InMode Ltd.
Tavor Building, Sha'ar Yokneam
P.O. Box 533
Yokneam 2069206, Israel

       Re: InMode Ltd.
           Registration Statement on Form F-1
           Filed July 11, 2019
           File No. 333-232615

Dear Mr. Mizrahy:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form F-1 filed July 11, 2019

Quorum, page 105

1. Please reconcile your disclosure here regarding a quorum at an adjourned meeting with section 22.3 in exhibit 3.2.
Signatures, page II-6

2. Your Signatures pages appear to indicate that, on July 11, 2019, the registrant signed in
       Israel as registrant and in California as Authorized Representative in the United States.
       Please tell us how such signatures are consistent with the requirement that the registration statement be signed by your authorized representative in the United States. For guidance, see the Division of Corporation Finance's Securities Act Forms Compliance and
 Moshe Mizrahy
InMode Ltd.
July 24, 2019
Page 2
      Disclosure Interpretation 102.01 available on the Commission's website. Exhibits

3.    Please tell us whether the attachments missing from exhibits 10.9 or
10.10 provide
      information regarding the scope of the products addressed by the agreements.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Jeanne Bennett at 202-551-3606 or Brian Cascio, Accounting Branch
Chief, at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at 202-551-3498 or Russell Mancuso, Legal
Branch Chief, at 202-551-3617 with any other questions.



                                                           Sincerely,
FirstName LastNameMoshe Mizrahy
                                                           Division of
Corporation Finance
Comapany NameInMode Ltd.
                                                           Office of
Electronics and Machinery
July 24, 2019 Page 2
cc:       Brian D. Hirshberg
FirstName LastName